SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario M3B 3X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Item 2.02 Results of Operations and Financial Condition
On October 28, 2011, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing its results of operations and financial condition as of and for the year ended August 31, 2011.  A copy of the registrant’s press release is hereby furnished as Exhibit 99.3 to this report on Form 6-K. The information contained in this report on Form 6-K, including Exhibit 99.3, shall not be deemed "filed" with the Securities and Exchange Commission nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specified otherwise.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

The following exhibits are included with this Report and are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1	Consolidated financial statements of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

Exhibit 99.3	Press release dated October 28, 2011 announcing the results of operations and financial condition of the Company for the year ended August 31, 2011 and for the period ended August 31, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer
Date: October 27, 2011

EXHIBIT INDEX

Exhibit 99.1	Consolidated financial statements of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

Exhibit 99.3	Press release dated October 28, 2011 announcing the results of operations and financial condition of the Company for the year ended August 31, 2011 and for the period ended August 31, 2010.